METZGER & McDONALD PLLC
a professional limited liability company
attorneys, mediators & counselors

Steven C. Metzger	3626 N. Hall Street, Suite 800
Direct Dial 214-740-5030	Dallas, Texas 75219-5133	Facsimile 214-224-7555
smetzger@pmklaw.com	214-969-7600	214-523-3838
	www.pmklaw.com	214-969-7635
October 26, 2010
Via EDGAR
The Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Karl Hiller, Branch Chief
          Joanna Lamb, Staff Accountant
Re:	New Concept Energy, Inc. (Commission File No. 000-08187; CIK No. 0000105744) — Form 10-K for the fiscal year ended December 31, 2009; Form 10-Q for the fiscal quarter ended March 31, 2010; Form 10-Q for the fiscal quarter ended June 30, 2010; Response Letter dated October 1, 2010
Ladies and Gentlemen:
          On behalf of New Concept Energy, Inc., a Nevada corporation (“GBR”) this letter is being filed as amended correspondence uploaded on the EDGAR system on behalf of GBR in response to a letter of comment from the Staff of the Securities and Exchange Commission dated October 1, 2010. Schedule 1 annexed to this letter contains the responses to the comments of the Staff. In each instance on such Schedule, for convenience, each comment of the Staff is repeated, followed in each instance by the applicable response to such comment or explanation. Also included in such response, where appropriate, is a letter/page reference to the text to the applicable document or instrument referred to in the comment.
          A prior response dated October 22, 2010 has attached thereto an incorrect copy of a letter dated March 23, 2010; this amended response has the correct version attached.
          This letter is being filed under the EDGAR system in direct response to the comments of the Staff. If you would like to discuss any item concerning the referenced matter included in this letter or Schedule 1, please do not hesitate to contact the undersigned at any time at 214-740-5030 direct or Gene S. Bertcher, President of GBR at 469-522-4238 direct.
Very truly yours,
/s/ Steven C. Metzger
Steven C. Metzger

cc:	Gene S. Bertcher, President New Concept Energy, Inc. 1755 Wittington Place, Suite 340 Dallas, Texas 75234

SCHEDULE 1
Amended Response to Comments of the Staff of
The Securities and Exchange Commission
by letter dated October 1, 2010 with respect to
Form 10-K for the fiscal year ended December 31, 2009,
Form 10-Q for the fiscal quarter ended March 31, 2010 and
Form 10-Q for the fiscal quarter ended June 30, 2010
New Concept Energy, Inc.
Commission File No. 000-08187

     The following information is to provide an amended response to comments of the Staff of the Securities and Exchange Commission rendered by letter dated October 1, 2010 with respect to Form 10-K Annual Report to the Securities and Exchange Commission for the fiscal year ended December 31, 2009 of New Concept Energy, Inc. (the “Company” or “GBR”) as well as Form 10-Q for the quarter ended March 31, 2010 and Form 10-Q for the quarter ended June 30, 2010. For convenience, each comment of the Staff is restated below, with our response noted immediately following the comment. Also included in such response is a letter/page reference to the text of each instrument where applicable.
Form 10-K for the Fiscal Year Ended December 31, 2009
General
     Comment/Observation No. 1. Please include an explanatory note at the forepart of the Form 10-K/A summarizing the revisions you have made and directing readers to those sections of the document where further details are provided. In addition, all amendments must include new certifications by each of your principal executive officer and principal financial officer to comply with Rule 12b-15 of Regulation 12B.
     Response to Comment/Observation No. 1. Attached is a form of explanatory note to be included in the forepart of the Form 10-K/A summary the revisions made which also includes new certification of the Principal Executive Officer and Chief Financial Officer.
Properties, page 8
     Comment/Observation No. 2. We have read the revisions your proposed in response to prior comment two of our letter dated August 13, 2010, indicating that plans for a drilling program covering your undeveloped reserves were formalized in May 2010. However, your proposed disclosure under this heading indicates that you will begin implementing your drilling program in 2009. Please resolve this inconsistency.

Further, since you had not previously adopted a drilling plan for your undeveloped reserves, please address the implications of incorrectly reporting reserves for these properties and utilizing the related quantities in your ceiling tests at each quarter-end since acquiring the property interests. If you believe the revisions would not be material please submit your materiality analysis.
If you believe that you met the requirements to book the reserves during 2010, please submit the documentation that constitutes your development plan and adoption/final investment decision, as previously requested.
Finally, we do not believe that your annual report should include disclosures about events that occurred subsequent to the date that you originally filed your annual report as this may give readers an inaccurate understanding of events. Please make the necessary revisions to your proposed disclosure.
Any details of your subsequent adoption of a development plan should be disclosed in the quarterly report covering that period and the subsequent period prior to filing; and possibly a current report on Form 8-K.
     Response to Comment/Observation No. 2. In September, 2008, the Company through its acquisition of Carl E. Smith, Inc. acquired 20,000 acres of mineral rights in Ohio and West Virginia. The 20,000 acres are both surrounded and interspersed by hundreds of existing wells of which 114 producing wells were owed by Carl E. Smith and other non related owners owned the rest. The entire area has pipelines in place and decades of information regarding reserves.
In connection with the acquisition, the Company formulated a development plan to rework existing wells, to improve production using modern technology (both in proved developed and proved undeveloped reserves), and to drill new wells (in proved undeveloped reserves). The Company’s independent petroleum engineer prepared reserve studies as of the acquisition date, December 31, 2008 and 2009 based upon existing production from the Company’s and other wells in the area and the Company’s plan for drilling in the undeveloped reserves portion of the acreage.
During the year ending December 31, 2009, the Company increased the number of operating wells from 114 to 122 but due to the economy was behind on its original timetable for drilling new wells. In early 2010, the Company revised its development plan and committed additional resources to drilling new wells and began drilling in May 2010. During the remainder of 2010, the Company has continued to improve production using current technology and to drill new wells.
Exhibit 99.1
     Comment/Observation No. 3. The report indicates that it includes schedule 4 which presents the individual cash flows for the various entities. It appears you would need to attach this schedule in order for the report to be complete. If such information is not intended to be part of the summary of conclusions the report will need to clarify.

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     Response to Comment/Observation No. 3. With the last comment letter we inadvertently included a prior report letter from the petroleum engineer. Attached is the revised report index and report letter. The new report letter refers to what was formerly Schedule 4 as supplemental data. For purposes of the Form 10-K, the Company believes it is not necessary to include 60 pages of supplemental data.
Form 10-Q for the Fiscal Quarter Ended June 30, 2010
Controls and Procedures, page 13
     Comment/Observation No. 4. We note your officers concluded that your disclosure controls and procedures were “...effective in timely alerting them to material information relating to the Company...which is required to be included in the Company’s periodic SEC filings.” This representation implies a limitation on the scope of your conclusion as it does not address other aspects of the definition.
If you are going to include a representation about how the disclosure controls and procedures are effective, rather than conclude only on whether they were effective or not effective, then you should use the appropriate language, as expressed in Rule 13a-15(e) of Regulation 13A, i.e. ”...controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act...is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms.” Please revise your disclosure as necessary to clarify.
     Response to Comment/Observation No. 4. No limitation on the scope of the conclusion was intended to be implied. The Company does not have any limitation on the scope of the conclusion. In the future filings, the following language will appear as applicable as you have requested:
     “Item 4T. Controls and Procedures
     Based on an evaluation by our management (with the participation of our Principal Executive Officer and Principal Financial Officer), as of the end of the period covered by this report, those officers concluded that the Company’s disclosure controls and procedures are effective in ensuring that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to them in a manner that allows for timely decisions regarding required disclosures and are effective in ensuring that such information is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms.
     There has been no change in our internal control over financial report (as defined in Exchange Act Rule 13a-15(f)) during the most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.”

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AMENDMENT NO. 1 FOR ANNUAL REPORT ON 10-K FOR
NEW CONCEPT ENERGY, INC.
          The undersigned registrant hereby amends the following items, exhibits, or other portions of its Annual Report on Form 10-K for the fiscal year ended December 31, 2009 as set forth below in the substituted pages attached hereto which replace the same numbered pages in the original filing.
•	Page 3, Item 1 — Business — “Oil and Gas Operations” added second and third paragraphs

•	Page 8, Item 2 — “Oil and Gas” added disclosures pertaining to Reserves Estimation, Development Plan, Proved Reserves, Well Statistics and Acreage Statistics

•	Page 15, Item 7 — “Oil and Gas Property Accounting” revised Disclosure

•	Page 44, Note A — “Business Description and Presentation” — Acquisition of Carl E. Smith Companies Added Disclosure pertaining to the purchase price paid and opening balance sheet for the acquisition of Carl E. Smith etal

•	Page 46, Note B — “Full Cost Accounting” Summary of Significant Accounting Policies revised disclosure for full cost accounting

•	Page 61-63, Note P — “Supplemental Financial Information on Oil and Natural Gas Exploration, Development and Production Activities (unaudited)” added tables

•	Page 66, “Exhibit 23.2” — Added Consent of Independent Petroleum Consultant

•	“Exhibit 31.1” — Rule 13a-14(e) Certification by Principal Executive Officer and Chief Financial Officer

•	“Exhibit 32.1” — Certification of Principal Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

•	“Exhibit 99.1” — Reserve Study letter dated March 23, 2010 prepared by Lee Keeling and Associates — added report

•	“Exhibit 99.2” — Letter from Lee Keeling and Associates, Inc. dated March 11, 2010 amending report letter of December 31, 2008
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant ha duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 22, 2010	New Concept Energy, Inc.
	By:	/s/ Gene S. Bertcher
Gene S. Bertcher
Principal Executive Officer, President and Chief Financial Officer

EXHIBIT 99.1
ESTIMATED RESERVES
AND FUTURE NET REVENUE
OIL AND GAS PROPERTIES
MOUNTAINEER STATE ENERGY INC.
MASTER INDEX
LETTER

Number
SCHEDULES

Summary Forecasts of Production, Income and Net Revenue Discounted at 10 Per Cent	1

Maximum to Minimum by Discounted Future Net Revenue All Reserve Categories	2

One-Line Summary of Valuation and Reserves By Lease Name	3

SUPPLEMENTAL DATA

Forecasts of Production , Income and Net Revenue With Historical and Forecast Production Curves By Reserve Category and Start Date

EXHIBIT 99.1
Lee Keeling And Associates, Inc.
Petroleum Consultants

TULSA OFFICE		HOUSTON OFFICE
First Place Tower		Kellog Brown and Root Tower
15 East Fifth Street — Suite 3500		601 Jefferson Ave, — Suite 3790
Tulsa, Oklahama 74103-4350		Houston, Texas 77002-7912
(918) 587-5521 — Fax: (918) 587-2881	March 23, 2010	(713) 651-8006 — Fax: (281) 754-4934
New Concept Energy, Inc.
1755 Wittingtion Place, Suit 340
Dallas, Texas 75234
Attn:	Mr. Gene Bertcher Chief Executive officer

Re:	Estimated Reserves and Future Net Revenue
Proved Producing and Undeveloped Reserves
Oil and Gas Properties Owned by
Mountaineer State Energy Inc.
Gentlemen;
In accordance with your request; we have prepared an estimate of net proved producing, non-producing, and undeveloped reserves and the future net revenue to be realized from the interests owned by Mountaineer State Energy Inc. (Mountaineer) in oil and gas properties located in the states of Ohio and West Virginia. The effective date of this estimate is December 31, 2009, and the results are summarized as follows:

	ESTIMATED REMAINING		FUTURE NET REVENUE
	NET RESERVES			Present Worth
RESERVE	Oil	Gas	TOTAL	Disc. @ 10%
CLASSIFICATION	(BBLS)	(MCF)	{$)	($)
Proved Developed
Producing	19,291	2,466,819	9,068,912	4,473,309
Non-Producing	—	400,194	1,568,819	247,666

Sub-Total	19,291	2,867,013	10,637,731	4,720,975

Proved Undeveloped
Primary	—	4,694,375	15,521,462	6,650,698

Total All Reserves	19,291	7,561,388	26,159,193	1l,37l,873

     Note: Totals may not agree with schedules due to roundoff.
Future net revenue is the amount exclusive of state federal income taxes, which will accrue to the subject interests form continued operation of the properties to depletion. It should not be construed as a fair market or trading value.
WWW.LKAENGINEERS.COM

No attempt has been made to determine whether the wells and facilities are in compliance with various governmental regulations, nor have costs been included in the event they are not.
This report consists of various summaries. Schedule No. 1 presents summary forecasts by reserve type of annual gross and net production, severance and ad valorem taxes, operating income and net revenue. Schedule No. 2 is a sequential listing of the forecast entities based on discounted future net revenues. A one-line alphabetical listing of the forecast entities is presented on Schedule No. 3. Supplemental data includes the individual cash flows for the various entities. These are accompanied by production decline curves that show our projections of future producing rates.
BACKGROUND
This estimate is concerned with approximately 215 gas wells of which 122 were selling gas on the effective date. These wells are located in two Ohio counties, Athens and Meigs, and the three West Virginia counties of Calhoun, Jackson and Roane. Composite production decline curves have been prepared of gas production (sales) for each of the five counties. These composite decline curves are the “forecast entities” referred to in the preceding paragraphs.
CLASSIFICATION OF RESERVES
Reserves assigned to the various wells have been classified as “proved developed” and “proved undeveloped” in accordance with the definitions of the proved reserves as promulgated by the Securities and Exchange Commission (SEC). These are as follows:
Proved Developed Oil and Gas Reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as “proved developed reserves” only after testing by a pilot project or after the operation of an installed program has confirmed through response that increased recovery will be achieved.
Proved Undeveloped Oil and Gas Reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.
Proved Developed Oil and Gas Reserves attributed to the subject leases have been further classified as “proved developed producing,” and “proved developed non-producing.”
Proved Developed Producing Reserves are those reserves expected to be recovered from currently producing zones under continuation of present operating methods.

Proved Developed Non-Producing Reserves are those reserves expected to be recovered from zones that have been completed and tested but are not yet producing due to situations including, but not limited to, lack of market; minor completion problems that are expected to be corrected, or reserves expected from future stimulation treatments based on analogy to nearby wells.
ESTIMATION OF RESERVES
All of Mountaineer’s active wells have been producing for a considerable length of time and all have well-defined production declining trends. Reserves attributable to these wells were based upon extrapolation of these decline trends to an economic limit.
Reserves anticipated from workovers and/or undeveloped locations were based upon analogy with nearby wells which are producing from the same horizons in the respective areas.
FUTURE NET REVENUE
Oil and Gas Income
Income from the recovery and sale of the estimated gas reserves was based on the average of prices received on the first day of each month in 2009 as provided by the staff of Mountaineer. Gas was being sold in both Ohio and West Virginia under two contracts , and the weighted average prices in each state were used, $6.319 per MCF in Ohio and $6.547 per MCF for gas sold in West Virginia. These prices were held constant, but provisions were made for state severance and ad valorem taxes.
Income from oil sales was also based on the average of prices received the first day of each month in 2009. This price supplied by Mountaineer was $55.97 per barrel and held constant with provisions for state severance and ad valorem taxes.
Projected produced gas volumes from West Virginia wells were reduced to sales volumes based on actual shrinkage data as provided by Mountaineer.
Operating Expenses
Anticipated monthly expenses were based on actual expenses incurred in 2009 as supplied by Mountaineer. Expenses were not escalated but held constant for the various recovery periods
Future Expenses
As provided by Mountaineer, provisions have been made for future expenses required for workovers, drilling, and completion of wells drilled to capture the proved undeveloped reserves. These costs have been held constant from current estimates.

GENERAL
Information upon which this estimate of net reserves and future net revenue has been based was furnished by the staff of Mountaineer or was obtained by us from outside sources we consider to be reliable. This information is assumed to be correct. No attempt has been made to verify title or ownership of the subject properties. Wells were not inspected by a representative of this firm, nor were they tested under our supervision; however, the performance of the majority of the wells was discussed with the employees of Mountaineer.
This report has been prepared utilizing methods and procedures regularly used by petroleum engineers to estimate oil and gas reserves for properties of this type and character. The recovery of oil and gas reserves and projection of producing rates are dependent upon many variable factors including, prudent operation, compression of gas when needed, market demand, installation of lifting equipment, and remedial work when required. The reserves included in this report have been based upon the assumption that the wells will be operated in a prudent manner under the same conditions existing on the effective date. Actual production results and future well data may yield additional facts, not presently available to us, which may require an adjustment to our estimates.
The reserves included in this report are estimates only and should not be construed as being exact quantities. They may or may not be actually recovered and if recovered, the revenues therefrom and the actual costs related thereto could be more or less than the estimated amounts. As in all aspects of oil and gas estimation, there are uncertainties inherent in the interpretation of engineering data and, therefore, our conclusions necessarily represent only informed professional judgments.
The projection of cash flow has been made assuming constant prices. There is no assurance that prices will not vary. For this reason and those listed in the previous paragraph, the future net cash from the sale of production from the subject properties may vary from the estimates contained in this report.
The information developed during the course of this investigation, basis data, maps and worksheets showing recovery determinations are available for inspection in our office.
We appreciate this opportunity to be of service to you.

Very truly yours,

LEE KEELING AND ASSOCIATES, INC.

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